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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horan Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4990 East Galbraith Road
(No. and Street)

Cincinnati	OH	45236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R Hendricks 513-745-0707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCM CPAs & Advisors LLP
(Name – *if individual, state last, first, middle name*)

201 East 5th Street	Cincinnati	OH	45236
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James R. Hendricks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Horan Securities, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JAMIE E SOWERS-MOON · NOTARY PUBLIC
STATE OF OHIO

JAMIE E. SOWERS-MOON
Notary Public, State of Ohio
My Commission Expires 05-21-2022

Notary Public 2/28/2019

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HORAN SECURITIES, INC.

CONTENTS

SUPPLEMENTARY INFORMATION


CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Horan Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Horan Securities, Inc. ("the Company") as of December 31, 2018 and 2017, the related statements of operations, stockholders' equity, subordinated borrowings, and cash flows for the years then ended, and the related notes and computation of Net Capital Pursuant to Rule 15c3-1 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

MCM CPAs & Advisors LLP
Kentucky
Indiana
Ohio
P 513.579.1717 | F 513.579.1729
201 East Fifth Street | Suite 2100 | Cincinnati, OH 45202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

Report of Independent Registered Public Accounting Firm (Continued)

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audits of Horan Securities, Inc.'s financial statements. The supplemental information is the responsibility of Horan Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Horan Securities, Inc.'s auditor since 2016.

MCM CPAs & Advisors LLP

Cincinnati, Ohio
February 27, 2019

Horan Securities, Inc.
Statements of Financial Condition
December 31, 2018 and 2017

	2018	2017
ASSETS		
Cash and cash equivalents	$ 447,733	$ 557,989
Restricted cash	-	7,955
Investment securities, at fair value	85,648	80,672
Commissions receivable	137,526	97,958
Fees receivable	161,318	160,752
Prepayments	78,183	40,817
Deferred income tax asset	40,000	-
Refundable income taxes	5,000	10,150
Other assets	3,871	-
Goodwill	352,498	-
TOTAL ASSETS	$ 1,311,777	$ 956,293
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 13,972	$ 38,628
Accrued expenses	591,184	387,383
Deferred income tax liability	-	1,000
TOTAL LIABILITIES	605,156	427,011
COMMITMENTS, CONTINGENCIES AND GUARANTEES:		
Subordinated Borrowing	300,000	-
TOTAL COMMITMENTS, CONTINGENCIES AND GUARANTEES: SUBORDINATED BORROWING	300,000	-
STOCKHOLDERS' EQUITY		
Common stock:		
Class A, voting, 680 shares authorized; 450 shares issued and outstanding	293,000	293,000
Class B, non-voting, 170 shares authorized, 125 and 50 shares issued and outstanding in 2018 and 2017, respectively	-	-
Stock subscription receivable	(215,750)	-
Additional paid-in capital	564,375	240,750
Accumulated deficit	(235,004)	(4,468)
TOTAL STOCKHOLDERS' EQUITY	406,621	529,282
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,311,777	$ 956,293

The accompanying notes are an integral part of the financial statements.

Horan Securities, Inc.
Statements of Operations
Years Ended December 31, 2018 and 2017

	2018	2017
REVENUE		
Commissions	$ 3,497,271	$ 2,806,743
Investment advisory fees	1,898,682	1,664,489
Change in unrealized gains on investment securities	4,976	10,196
Interest and dividends	13,090	2,916
	5,414,019	4,484,344
OPERATING EXPENSES		
Commissions, salaries and related benefits	4,234,684	3,354,433
Other general and administrative expenses	1,471,353	1,206,466
	5,706,037	4,560,899
LOSS BEFORE PROVISION FOR INCOME TAXES	(292,018)	(76,555)
Income tax benefit	(61,482)	(5,150)
NET LOSS	$ (230,536)	$ (71,405)

The accompanying notes are an integral part of the financial statements.

Horan Securities, Inc.
Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2018 and 2017

	2018	2017
Subordinated borrowings at January 1, 2018	$ -	$ -
Increases:		
Issuance of subordinated notes	300,000	-
Decreases:		
Payment of subordinated notes	-	-
Subordinated borrowings at December 31, 2018	$ 300,000	$ -

The accompanying notes are an integral part of the financial statements.

Horan Securities, Inc.
Statement of Changes in Stockholders' Equity
Years Ended December 31, 2018 and 2017

	Common Stock					Retained Earnings	
	Class A Shares	Class B Shares	Amount	Additional Paid-In Capital	Subscriptions Receivable	(Accumulated Deficit)	Total Stockholders' Equity
BALANCE - December 31, 2016	450	-	$ 293,000	$ 25,000	$ -	$ 66,937	$ 384,937
Class B Non-voting shares granted	-	50	-	215,750	-	-	215,750
Net Loss	-	-	-	-	-	(71,405)	(71,405)
BALANCE - December 31, 2017	450	50	293,000	240,750	-	(4,468)	529,282
Class B Non-voting shares granted	-	25	-	107,875	-	-	107,875
Class B Non-voting issued through subscription agreement	-	50	-	215,750	(215,750)	-	-
Net Loss	-	-	-	-	-	(230,536)	(230,536)
BALANCE - December 31, 2018	450	125	$ 293,000	$ 564,375	$ (215,750)	$ (235,004)	$ 406,621

The accompanying notes are an integral part of the financial statements.

Horan Securities, Inc.
Statements of Cash Flows
Years Ended December 31, 2018 and 2017

	2018	2017
OPERATING ACTIVITIES		
Net loss	$ (230,536)	$ (71,405)
Adjustments to reconcile net loss to net cash flows (used in) provided by operating activities -		
Stock compensation expense Class B shares issued	107,875	215,750
Change in unrealized gains on investment securities	(4,976)	(10,196)
Changes in assets and liabilities:		
Commissions receivable	(39,568)	28,405
Fees receivable	(566)	(6,597)
Prepayments	(37,366)	(430)
Refundable income taxes	5,150	(10,150)
Deferred income taxes	(41,000)	-
Other Assets	(3,871)	-
Accounts payable	(24,656)	(7,792)
Accrued expenses	203,801	(16,536)
Income taxes payable	-	(28,473)
Net cash flow (used in) provided by Operating Activities	(65,713)	92,576
INVESTING ACTIVITIES		
Payment for purchase of life insurance segment from Horan Associates	(52,498)	-
Net cash used in Investing Activities	(52,498)	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	(118,211)	92,756
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - beginning of year	565,944	473,368
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - end of year	$ 447,733	$ 565,944
SUPPLEMENTAL CASH FLOWS DISCLOSURE INFORMATION		
Income taxes paid	$ -	$ 5,000
Noncash Investing Activity-acquisition of life insurance from Horan Associates	$ 300,000	$ -
Noncash Financing Activity-subscription receivable for issuance of 50 Class B non-voting shares	$ 215,750	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Horan Securities, Inc., an Ohio corporation, operates as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and an investment advisor registered with the State of Ohio Division of Securities. The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in twenty-three states. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Cincinnati, Ohio.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may periodically exceed federally insured amounts. The following table provides a reconciliation of cash, cash equivalents and restricted cash within the Statement of Financial Condition that sum to the total of the same amounts shown in the Statement of Cash Flows.

	2018	2017
Cash and cash equivalents	$447,733	$557,989
Restricted cash	-	7,955
	$447,733	$565,944

RESTRICTED CASH - Restricted cash represents all cash held in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934.

ADOPTION OF NEW ACCOUNTING STANDARD AND RECLASSIFICATION - During 2017, the Company adopted ASU 2016-18 Statement of Cash Flows-Restricted Cash to enhance the presentation of the cash position in the Statement of Cash Flows. This standard has been applied retrospectively, and, as a result, certain amounts have been reclassified from prior year with no impact on net (loss) income or total assets and stockholders' equity.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

INVESTMENT SECURITIES - The Company's investment securities are reported at fair value, with unrealized gains and losses recognized in operations. Realized gains and losses on sales of securities are recognized on the trade date using the specific identification method.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

FAIR VALUE MEASUREMENTS - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting principles generally accepted in the United States of America establish a fair value hierarchy, which gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to inputs from observable data other than quoted prices (Level 2) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

There have been no transfers of assets between these fair value measurement classifications in 2018 or 2017. The reported amounts of cash and cash equivalents, restricted cash, commissions receivable, fees receivable, prepayments, deferred tax assets, refundable income taxes, accounts payable, accrued expenses, and deferred income tax liability approximate their fair values because of the short-term nature of these instruments.

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2018:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Assets				
Equity securities	$ 85,648	$ 85,648	$ -	$ -
Goodwill	352,498	-	-	352,498
Total assets at fair value	$438,146	$ 85,648	$ -	$ 352,498
Liabilities				
Subordinated borrowings	$300,000	$ -	$ -	$ 300,000
Total liabilities at fair value	$300,000	$ -	$ -	$ 300,000

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2017:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Equity securities	$ 80,672	$ 80,672	$ -	$ -
Total assets at fair value	$ 80,672	$ 80,672	$ -	$ -

REVENUE RECOGNITION - The Company recognizes commission revenue and expenses arising from securities transactions when earned on a transaction date basis. The Company recognizes investment advisory fee income in the period that the investment advisory service is performed by applying fee schedules to clients' periodic account balances.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized in the period the services are performed.

COMMISSIONS AND FEES RECEIVABLE - Commissions receivable principally represent commissions due on purchases and sales of mutual fund investments and annuities from members of the Securities Investors Protection Corporation. The Company performs ongoing evaluations of the creditworthiness of these companies and generally does not require collateral to support receivables. Commissions receivable are generally expected to be collected within thirty days of the trade date. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary. Fees receivable principally represent fees due from investment advisory accounts which are generally collected within ten business days after each month-end. The Company receives 12b-1 fees associated with the sale of certain mutual funds. 12b-1 fee revenue totaling $757,590 was recognized in 2018 and $703,310 was recognized in 2017.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

INCOME TAXES – The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized. As of December 31, 2018 and 2017, the Company had determined that a valuation allowance was not necessary.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2018 and 2017, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties. The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively.

The Company files income tax returns in the U.S. federal and various state and local jurisdictions. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subjected to additional tax, penalties and interest as a result of such challenge. The Company's tax returns open for examination are from 2015-2018.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING - Advertising costs are expensed as incurred and totaled $91,274 and $63,799 for 2018 and 2017, respectively.

GOODWILL - During 2018, as a result of business acquisition, the Company recognized $352,498 of goodwill. The Company does not amortize goodwill but tests it at least annually for impairment in accordance with the ASC. The Company will recognize an impairment charge if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the goodwill exceeds the implied fair value of that goodwill. The Company uses a market approach, when available and appropriate, or the income approach, or a combination of both to establish fair value.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through the date of the Report of Independent Registered Public Accounting Firm, which represents the date the financial statements were available to be issued.

RECENT ACCOUNTING PRONOUNCEMENTS - In February 2016, the FASB issued ASU 2016-02, *Leases*. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the calendar year ending December 31, 2019. No material impact to the financial statements will be associated with the adoption of this pronouncement.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2020.

The Company is currently in the process of evaluating the impact of adoption of these ASUs on the financial statements.

NOTE 2 - INVESTMENT SECURITIES

As of December 31, 2018, investment securities are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group Inc. common stock - 1050 shares	$ 20,063	$ 65,585	$ -	$ 85,648

As of December 31, 2017, investment securities are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group Inc. common stock - 1050 shares	$ 20,063	$ 60,609	$ -	$ 80,672

NOTE 3 - LEASE

The Company has an annual agreement with a company related by common ownership and management to assume responsibility for a certain portion of the operating lease for office space. This agreement expires at the end of February 2019 and is expected to be renewed under similar terms.

Rent expense totaled $133,078 and $98,552 for 2018 and 2017, respectively.

NOTE 4 - INCOME TAXES

The provision for income taxes consists of the following:

	2018	2017
Current		
Federal benefit	$ (24,632)	$ (5,150)
State and local provision	2,150	-
	(22,482)	(5,150)
Deferred benefit	(39,000)	-
	$ (61,482)	$ (5,150)

The components of deferred income taxes included in the statements of financial condition are as follows:

	2018	2017
Deferred tax assets (liabilities)		
Trading securities	$ (12,000)	$ (11,000)
Loss carryforward	44,000	-
Contribution carryforward	8,000	11,000
Valuation allowance	-	(1,000)
	$ 40,000	$ (1,000)

The following is a reconciliation of income taxes at expected statutory rates to the (benefit) provision recorded in the accompanying statement of operations:

	2018	2017
Tax benefit at statutory rates	$ (69,908)	$ (11,303)
Non-deductible expenses	8,426	5,629
Other	-	524
	$ (61,482)	$ (5,150)

NOTE 4 - INCOME TAXES - continued

As of December 31, 2018, the Company had approximately $36,500 of federal charitable contribution carryforwards. The charitable contribution carryforwards, if not utilized, will fully expire in 2023.

NOTE 5 - BENEFIT PLAN

The Company has a 401(k) defined contribution plan covering substantially all employees, which allows for participant contributions and Company contributions at the discretion of the Board of Directors. Company contributions totaled approximately $237,000 and $165,000 for 2018 and 2017, respectively.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company agreed to purchase the non-variable life insurance business segment from Horan Associates, Inc. effective March 1, 2018. The Company engaged a third party to perform a valuation of the segment which resulted in a purchase price of $352,498. Terms of the purchase included a cash payment of $52,498 in April 2018 and a $300,000 note payable over a 4-year term. Other transactions with related parties are as follows:

	2018	2017
Company with common ownership and management		
Management fees paid to affiliates	$ 10,000	$ 60,000
Shared service fees paid to affiliates	$ 283,317	$ 197,591
Shared service fees received from affiliates	$ 84,318	$ 51,992
Rent paid to affiliates	$ 133,078	$ 98,552
Accrued interest owed to affiliate for acquisition of life insurance business segment	$ 11,550	$ -

A company related by common ownership and management provides certain administrative support and office facilities for the Company. The companies have agreed to allocate certain expenses based on various business factors. The affiliate pays these shared services of the Company, and the Company reimburses the affiliate for its share of all expenses on a monthly basis. Similarly, the Company receives reimbursement from the affiliate who utilizes certain compliance and wealth planning services that the Company provides.

NOTE 7 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. The Company's minimum net capital requirement totaled $25,000 as of December 31, 2018 and 2017, and its defined net capital and aggregate indebtedness to net capital ratio totaled $132,790 and 2.99 to 1 as of December 31, 2018, and $426,804 and .65 to 1 as of December 31, 2017.

NOTE 8 – RISKS AND UNCERTAINTIES

A significant portion of the Company's business is from customers in the greater Cincinnati, Ohio area. Accordingly, the occurrence of any adverse economic conditions, including an adverse regulatory climate in the area could have a material adverse effect on the Company's business.

NOTE 9 – CAPITAL TRANSACTIONS

During 2017, the Company's sole stockholder and the Board of Directors initiated a Stock Bonus Plan whereby two existing employees were each granted 5% equity. This transaction included the creation of two classes of stock. The existing 75 common shares were converted to 450 Class A voting shares. The Board also approved the creation of a second class of non-voting stock and authorized 170 shares of Class B stock. The new equity holders each received 25 Class B non-voting shares. During 2018 the Company added another Class B shareholder who received 25 Class B non-voting shares from the Stock Bonus Plan. The Company also issued 25 shares each to the other Class B shareholders through a Stock Subscription Agreement and Promissory Note payable over a 4-year term. Each note requires four annual payments on the anniversary of the note including accrued interest calculated at the prime rate plus 1% and matures on July 30, 2022.

Compensation expense of $107,875 and $215,750 was recognized in 2018 and 2017, respectively for the issuance of these shares based upon a third party valuation of the Company. This valuation established the fair value $2,157,570. Multiple factors were considered in the valuation including but not limited to historical and projected results, a base discount rate of 21%, business stability risk of 3.5%, client stability risk of 1.5% and market exposure risk of 2.3% and a minority shareholder discounts of 25%. Under terms of the Stock Bonus Plan the three shareholders may purchase additional shares in future years if the Company achieves certain revenue and profitability targets.

NOTE 10 – CLOSE CORPORATION AGREEMENT

In conjunction with the issuance of Class B non-voting shares discussed in Note 9, the Company adopted a Close Corporation Agreement. The Agreement provides all relevant terms for the disposition of shares as well as standard provisions for non-solicitation and confidentiality.

NOTE 11 – BUSINESS COMBINATION IN RELATION TO SUBORDINATED BORROWINGS

Effective March 1, 2018 the Company purchased from Horan Associates, Inc., a related party, the non-variable life insurance business segment, valued at $352,498. The Company engaged a third party to perform the valuation of the segment. The value was determined using commission income from renewals over a 10 year run-off period. This projected after-tax cash flow was then discounted assuming a 17% discount rate. The Company completed the transaction by paying $52,498 in cash and issuing subordinated borrowings for $300,000, as described in Note 12.

NOTE 12 – SUBORDINATED BORROWINGS

The outstanding borrowing under subordination agreement at December 31, 2018 total $300,000 and bear interest at 5.5%. The first payment is due May 1, 2018, including principal of $69,608 plus accrued interest from inception until payment date. Subsequent to the first payment the remaining note will be paid in 36 equal installments of $6,973, consisting of principal and interest, maturing May 30, 2022. Future principal payments for the years ending December 31 are as follows:

2019	$ 117,168
2020	73,500
2021	79,758
2022	29,574
	$ 300,000

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The fair market value of the subordinated borrowing approximates $300,000.

SUPPLEMENTARY INFORMATION

Horan Securities, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2018 and 2017

	2018	2017
Net capital		
Total stockholder's equity	$ 406,621	$ 529,282
Add allowable credits -		
Subordinated debt	300,000	-
Profit sharing accrual	207,930	151,742
	507,930	151,742
Less non-allowable assets -		
Non-allowable receivables	254,238	190,865
Prepayments and other assets	504,170	45,817
Less haircuts on securities -		
Marketable securities	23,353	17,538
	781,761	254,220
Net capital	$ 132,790	$ 426,804
Aggregate indebtedness		
Accounts payable	$ 13,971	$ 38,628
Accrued expenses	591,184	388,383
Less: exclusion for profit sharing accrual	(207,930)	(151,742)
	$ 397,225	$ 275,269
Percentage of aggregate indebtedness to net capital	299%	64%
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$ 26,482	$ 25,000
Excess net capital	$ 106,308	$ 401,804
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement)	$ 93,067	$ 396,804
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2018)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 132,790	$ 426,804
Net capital per above	$ 132,790	$ 426,804

* 2018 represents the amended FOCUS report

Horan Securities, Inc.

Exemption Report Review

December 31, 2018

Horan Securities, Inc

Table of Contents
December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Horan Securities, Inc.

We have reviewed management's statements, included in the accompanying Horan Securities, Inc. Exemption Report, in which (1) Horan Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Horan Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Horan Securities, Inc. stated that Horan Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Horan Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Horan Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MCM CPAs & Advisors LLP

Cincinnati, OH
February 27, 2019

Kentucky
Indiana
Ohio

MCM CPAs & Advisors LLP
P 513.579.1717 | F 513.579.1729
201 East Fifth Street | Suite 2100 | Cincinnati, OH 45202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms



January 24, 2019

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Paragraph (k)(2)(i) of SEC Rule 15c3-3 states the provisions of Rule 15c3-3 shall not be applicable to a broker or dealer:

> Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)";

Horan Securities, Inc. has met the exemption provision stated above for the fiscal year ended December 31, 2018, with no exceptions.

Sincerely,

James R. Hendricks
VP, CFO and Financial Operations Principal

CC:
Securities and Exchange Commission, Chicago Regional Office
FINRA

Corporate Headquarters
4990 East Galbraith Road
Cincinnati, Ohio 45236
513.745.0707 | 800.544.8306
www.horanassoc.com

2460 Kettering Tower, 40 North Main Street
Dayton, Ohio 45423
937.610.3700

Regional Offices
207 Grandview Drive, Suite 100
Fort Mitchell, Kentucky 41017
859.572.4500

5650 Blazer Parkway, Suite 100
Dublin, Ohio 43017
614.734.8406

Horan Securities, Inc.

Table of Contents
December 31, 2018



CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm On Applying Agreed-Upon Procedures

To the Board of Directors of
Horan Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Horan Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Horan Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Horan Securities, Inc.'s management is responsible for its Form SIPC-7 and for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Horan Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MCM CPAs & Advisors LLP

Cincinnati, Ohio
February 27, 2019

MCM CPAs & Advisors LLP
P 513.579.1717 | F 513.579.1729
201 East Fifth Street | Suite 2100 | Cincinnati, OH 45202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

Kentucky
Indiana
Ohio

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******2005*****************MIXED AADC 220
49192 FINRA DEC
HORAN SECURITIES INC
4990 E GALBRAITH RD
CINCINNATI, OH 45236-6711

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jim Hendricks 513 745 6802

2. A. General Assessment (item 2e from page 2) $ 5,728
B. Less payment made with SIPC-6 filed (exclude interest) (2,870)
7/26/18
Date Paid
C. Less prior overpayment applied ( )
D. Assessment balance due or (overpayment) 2,858
E. Interest computed on late payment (see instruction E) for______days at 20% per annum
F. Total assessment balance and interest due (or overpayment carried forward) $ 2,858
G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 2,858
H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Horan Securities, Inc.
(Name of Corporation, Partnership or other organization)
Jim Hendricks
(Authorized Signature)
Chief Financial Officer
(Title)

Dated the 30 day of January, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER
Dates: Postmarked Received Reviewed
Calculations ______ Documentation ______ Forward Copy ______
Exceptions:
Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,499,919
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,577,205
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	4,977
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	98,989
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	1,681,171
2d. SIPC Net Operating Revenues	$ 3,818,748
2e. General Assessment @ .0015	$ 5,728 (to page 1, line 2.A.)

2